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SEC Mail Processing Section

NOV 09 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 9/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 6th Avenue, 9th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Babij, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norfolk Markets, LLC

Audit of Financial Statements
and Supplementary Information

For the Period January 1, 2017 to September 30, 2017

Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Norfolk Markets, LLC

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC as of September 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the period January 1, 2017 through September 30, 2017. These financial statements are the responsibility of Norfolk Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of September 30, 2017, and the results of its operations and its cash flows for the period January 1, 2017 through September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of Norfolk Markets, LLC's financial statements. The supplemental information is the responsibility of Norfolk Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
November 7, 2017

Statement of Financial Condition
September 30, 2017

ASSETS		
Cash	$	491,840
Fees receivable		374,919
Security deposits		14,900
Prepaid expenses and other assets		29,943
TOTAL ASSETS	$	911,602
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	36,330
Accrued expenses		484,401
TOTAL LIABILITIES		520,731
Commitments and Contingencies		
MEMBERS' EQUITY		390,871
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	911,602

The accompanying notes are an integral part of these financial statements.

Norfolk Markets, LLC

Statement of Income
For the Period January 1, 2017 to September 30, 2017

REVENUE:		
Referral and placement fee income	$	3,981,862
Commission income		220,974
Other revenues		3,265
Total revenues		4,206,101
OPERATING EXPENSES:		
Salary and other compensation expenses		2,688,392
Employee benefits		31,179
Data service expense		210,080
Rent expense		233,466
Insurance expense		186,083
Interest expense		32,149
Professional fees		295,013
State and local taxes		120,902
Travel and entertainment expense		56,194
Communications expense		38,288
Regulatory fees		32,745
Dues and subscriptions		65,266
Commission expense		9,198
Office and other		46,607
Total operating expenses		4,045,562
NET INCOME	$	160,539

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Period January 1, 2017 to September 30, 2017

MEMBERS' EQUITY, January 1, 2017	$	230,332
Net income		160,539
Distributions		-
MEMBERS' EQUITY, September 30, 2017	$	390,871

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Period January 1, 2017 to September 30, 2017

OPERATING ACTIVITIES:		
Net income	$	160,539
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		-
Changes in operating assets and liabilities:		
Increase in fees receivable		(296,468)
Increase in security deposits		32,933
Increase in prepaid expenses and other assets		(248)
Decrease in accounts payable		(30,056)
Increase in accrued expenses		229,417
Net cash provided by operating activities		96,117
FINANCING ACTIVITIES:		
Members' distributions		-
Net cash used in financing activities		-
NET INCREASE IN CASH		96,117
CASH AT JANUARY 1, 2017		395,723
CASH AT SEPTEMBER 30, 2017	$	491,840
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period from January 1 through September 30, 2017 for taxes	$	55,477
Cash paid during the period from January 1 through September 30, 2017 for interest	$	32,149

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
September 30, 2017

1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in checking and money market accounts held at financial institutions.

c) Credit Risk
The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

d) Revenue Recognition
The Company recognizes revenue from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital as earned based on the contractual arrangements with its clients. The Company receives reimbursements from its customers for expenses associated with those revenues, which are recognized under Referral and Placement Fee Income on the Statement of Income.

e) Income Taxes
No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the members' income tax returns. The Company is subject to NYC Unincorporated Business Tax ("UBT") and NYS LLC Tax.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fees Receivable and Allowance for Doubtful Accounts:
Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. Management has reviewed fees receivable at September 30, 2017 and determined they are fully collectible, thus no reserve has been established.

h) Property and Equipment
Property and equipment are recorded at cost. At September 30, 2017, all fixed assets were fully depreciated. Expenditures for maintenance and repairs are charged to operations as incurred.

Notes to Financial Statements
September 30, 2017

3. Concentrations

One major customer accounted for 79% of total revenues earned for the period January 1, 2017 to September 30, 2017. The loss of this customer could have a significant effect on the Company's ability to continue operations.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties. At September 30, 2017, 42% of fees receivable were derived from one customer and two customers accounted for over 76%.

4. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2013. For the tax years 2015, 2016 and 2017, management has determined there are no material uncertain income tax positions.

5. Retirement Plan

The Company participates in a 401(k) retirement plan, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $29,679 in 2017, which is included in employee benefits in the Statement of Income.

6. Commitments and Contingencies

Lease obligation: The Company entered into an operating lease agreement in May 2017 for office space in New York City. The lease agreement called for monthly rent of $6,550 beginning July 2017 and will operate on a month to month basis, with a security deposit of $14,900.

The Company also leased office space in Norfolk, Connecticut on a month-to-month basis from 10SP (Note 7).

The Company also leased office space in Highland Beach, Florida on a month-to-month basis from Greg Babij (Note 7).

Rent expense totaled $233,466 for the fiscal year ended September 30, 2017.

The Company had no other commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at September 30, 2017, or during the period then ended.

7. Related Party Transactions

The Company leases its Norfolk, Connecticut office space on a month-to-month basis from 10 Station Place, LLC ("10SP"), which is wholly owned by one of the members of the Company. During 2017, the Company paid 10SP $5,850 in rent.

The Company leases its Highland Beach, Florida office space on a month-to-month basis from Greg Babij, who is one of the members of the Company. During 2017, the Company paid $27,000 in rent.

The Company entered into an expense sharing agreement with a related entity during 2016. There were no fees paid in correlation with this agreement. The agreement was terminated as of December 31, 2016 without any balances owed.

Notes to Financial Statements
September 30, 2017

8. Regulatory Requirement

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At Septermber 30, 2017, the Company had net capital of $165,383, which is $120,383 in excess of the required CFTC net capital of $45,000, which supercedes the SEC minimum net capital requirement of $5,000. The percentage of aggregate indebtedness to net capital is 315% at September 30, 2017.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At September 30, 2017, the Company had net capital of $165,383, which is $120,383 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred through November 6, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2017, or during the period then ended.

11. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending September 30, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act
September 30, 2017

MEMBERS' EQUITY	$	390,871
ADD: ALLOWABLE CREDITS		194,274
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses and other assets		(29,943)
Security deposit		(14,900)
Fees receivable		(374,919)
REGULATORY CAPITAL	$	165,383
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable		36,330
Accrued expenses		484,401
	$	520,731
COMPUTATION OF MINIMUM REGULATORY CAPITAL		
Statutory minimum net capital required	$	45,000
One fifteenth of aggregate indebtedness	$	34,715
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	45,000
Excess net capital	$	120,383
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	111,383
Percentage of aggregate indebtedness to net capital		315%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2017 and pursuant to CFTC Rule 1.17.

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Norfolk Markets, LLC

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the "Company"), as of September 30, 2017, and for the period January 1, 2017 through September 30, 2017, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the period January 1, 2017 through September 30, 2017.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be used and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
November 7, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Norfolk Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Norfolk Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Norfolk Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Norfolk Markets, LLC stated that Norfolk Markets, LLC met the identified exemption provisions throughout the period January 1, 2017 through September 30, 2017, without exception. Norfolk Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Norfolk Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
November 7, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Norfolk Markets, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Norfolk Markets LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

a. The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of broker dealer)."

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the period from January 1, 2017 to September 30, 2017.

I, Gregory Babij, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Title: CEO

Norfolk Markets, LLC

Schedule of SIPC Assessment and Payments

For the Period January 1, 2017 to September 30, 2017

Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Norfolk Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2017 through September 30, 2017, which were agreed to by Norfolk Markets, LLC and the Securities Investor Protection Corporation and the Financial Industry Regulatory Authority, solely to assist you and the other specified parties in evaluating Norfolk Markets, LLC's compliance with the applicable instructions of Form SIPC-7. Norfolk Markets, LLC's management is responsible for Norfolk Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the period ended September 30, 2017 with the amounts reported in Form SIPC-7 for the period ended September 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
November 7, 2017

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Norfolk Markets, LLC
360 Madison Ave., 19th Floor
New York, NY 10017

8-52306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $6,295

B. Less payment made with SIPC-6 filed (exclude interest) (4,547)
July 13, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,748

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,748

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,748

H. Overpayment carried forward $( )

RECEIVED 2017 NOV 16 PM 2:47 SEC / TM

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Norfolk Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Finop
(Title)

Dated the 10 day of October, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 31, 2017
and ending September 30, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,206,101
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,198
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	9,198
2d. SIPC Net Operating Revenues	$4,196,903
2e. General Assessment @ .0015 Rate effective 1/1/2017	$6,295
	(to page 1, line 2.A.)